Filed pursuant to 424(b)(3)

Registration No. 333-200594

BLACK CREEK INDUSTRIAL REIT IV INC.

SUPPLEMENT NO. 4 DATED JUNE 29, 2017

TO THE PROSPECTUS DATED AUGUST 8, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc. (formerly known as Industrial Logistics Realty Trust Inc.), dated August 8, 2016 (the “Prospectus”), as supplemented by Supplement No. 1, dated November 2, 2016, Supplement No. 2 dated December 7, 2016 and Supplement No. 3 dated March 16, 2017. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to describe our current intention to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2017 instead of our taxable year ended December 31, 2016. Accordingly, all disclosure throughout the Prospectus regarding the first taxable year in which we intend to qualify as a REIT for U.S. federal income tax purposes is hereby updated to reflect that it is our taxable year ending December 31, 2017, rather than our taxable year ended December 31, 2016. Since we do not anticipate having any taxable income for the year ended December 31, 2016, this change will not have an impact on our tax liability or the tax liability of our stockholders that invested in this offering during 2016.

1.              The first and second paragraphs under “Material U.S. Federal Income Tax Considerations—Taxation of Our Company” on page 184 of the Prospectus are hereby deleted in their entirety and replaced with the following:

We were organized on August 12, 2014 as a Maryland corporation. We intend to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes, commencing with the year ending December 31, 2017. We believe that, commencing with such taxable year, we have been organized and have operated in a manner as to qualify as a REIT for federal income tax purposes and we intend to continue to operate in accordance with the requirements for qualification as a REIT, however, no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with this offering, we will receive an opinion from Greenberg Traurig, LLP that, commencing with the year ending December 31, 2017, we are organized and operate in conformity with the requirements for qualification as a REIT under the Code, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. The opinion of Greenberg Traurig, LLP will speak as of the date issued, and will be based on various assumptions, representations and covenants relating to our organization and operation, including the nature of our gross income and assets, the amount of distributions that we pay, the composition of our stockholders, and various other requirements relating to our qualification as a REIT. In addition, Greenberg Traurig, LLP’s opinion will be based on existing federal income tax law regarding qualification as a REIT, which is subject to change either prospectively or retroactively.

2.              The bulleted list and the first full paragraph under “Material U.S. Federal Income Tax Considerations — Requirements for Qualification” beginning on page 186 of the Prospectus are hereby deleted in their entirety and replaced with the following:

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5.	At least 100 persons are beneficial owners of its shares or ownership certificates.

6.

Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.

7.

It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

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8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.

9.	It uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws.

We must meet the above requirements 1, 2, 3, 4, 7, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will be applied to us beginning with our 2018 taxable year assuming our initial REIT election is effective for our taxable year ending December 31, 2017. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

We believe that we have been organized and operate in a manner that will enable us to qualify as a REIT for federal income tax purposes for the year ending December 31, 2017, and, once we so qualify, we intend to continue to operate in accordance with the requirements for qualification as a REIT. In addition, our charter contains restrictions regarding ownership and transfer of shares of our common stock that are intended to assist us in satisfying the share ownership requirements in 5 and 6 above. See “Description of Capital Stock—Restriction on Ownership of Shares of Capital Stock.” We are required to maintain records disclosing the actual ownership of common stock in order to monitor our compliance with the share ownership requirements. To do so, we are required to demand written statements each year from the record holders of certain minimum percentages of our shares in which such record holders must disclose the actual owners of the shares (i.e., the persons required to include distributions that we pay in their gross income). A list of those persons failing or refusing to comply with this demand will be maintained as part of our records. Stockholders who fail or refuse to comply with the demand must submit a statement with their tax returns disclosing the actual ownership of our shares and certain other information. The restrictions in our charter, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these share ownership requirements, we will not qualify as a REIT.

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